SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D/A
(Rule 13d-101)


Under the Securities Exchange Act of 1934
(Amendment No. 4)*


PTC Therapeutics, Inc.
 (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

    69370C100
(CUSIP Number)

Brookside Capital Partners Fund, L.P.
           John Hancock Tower, 200 Clarendon St.
                                    Boston, Massachusetts 02116
		       (617) 516-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

	    January 30, 2015
(Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.


 (Continued on following pages)



(Page 1 of 7 Pages)



CUSIP No. 69370C100

13D/A

Page 2 of 7 Pages

1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Brookside Capital Partners Fund, L.P.
EIN No.: 04-3313066

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	?
(b)	?


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
621,830 Shares


8.


SHARED VOTING POWER
 0 (see Item 5)


9.


SOLE DISPOSITIVE POWER
621,830 Shares


10.


SHARED DISPOSITIVE POWER
 0 (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,830 Shares (see Item 5)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.85%

14.

TYPE OF REPORTING PERSON
	 PN






CUSIP No. 69370C100

13D/A

Page 3 of 7 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Brookside Capital Trading Fund, L.P.
EIN No.: 26-4233731

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	?
(b)	?

3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
1,020,974 Shares


8.


SHARED VOTING POWER
 0 (see Item 5)


9.


SOLE DISPOSITIVE POWER
1,020,974 Shares


10.


SHARED DISPOSITIVE POWER
 0 (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,020,974 Shares (see Item 5)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.04%

14.

TYPE OF REPORTING PERSON
	 PN



Explanatory Note

This Amendment No. 4 ("Amendment No. 4") to the Schedule 13D, filed with the SEC on July 3, 2013 (the "Original Schedule 13D") on behalf of the following (collectively, the "Reporting Persons"): (1)
Brookside Capital Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside
Investors"), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management");
 (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership ("Trading Fund"), whose sole general partner is Brookside Capital
Investors II, L.P., a Delaware limited partnership ("Brookside Investors
 II"), whose sole general partner is Brookside Management and (3) Brookside Capital Partners Fund III, L.P., a Delaware limited partnership ("Partner
Fund III"), whose sole general partner is Brookside Capital Investors III,
 L.P., a Delaware limited partnership ("Brookside Investors III"), whose sole general partner is Brookside Management, is filed to reflect the percentage change in the Reporting Persons' beneficial ownership as a result of the sales made by the Partners Fund, Trading Fund and Partners
 Fund III described in Item 4 of this Amendment No. 4.  This Amendment
No. 4 amends and supplements the Original Schedule 13D only to the extent provided herein and all other items in the Original Schedule 13D remain unchanged.


Item 2.	Identity and Background

Item is hereby amended and supplemented to add the following:

(a)	This Statement is being filed on behalf of the following (collectively, the "Reporting Persons"): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership
("Brookside Investors"), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside
Management"); (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership ("Trading Fund"), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership ("Brookside Investors II"), whose sole general partner is Brookside
Management; and (3) Brookside Capital Partners Fund III, L.P., a Delaware limited partnership ("Partner Fund III"), whose sole general partner is Brookside Capital Investors III, L.P., a Delaware limited partnership ("Brookside Investors III"), whose sole general partner is Brookside Management.

(b)	The principal business address of each of the Partners Fund, the Trading Fund, Partners Fund III, Brookside Investors, Brookside Investors II, Brookside Investors III and Brookside Management
is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.
(f)	Each of the Partners Fund, Trading Fund, Partners Fund III,
 Brookside Investors, Brookside Investors II, Brookside Investors III and Brookside Management is organized under the laws of the State of Delaware.
Item 4. 	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

The Reporting Persons sold an aggregate of 416,415 of Common Stock of the Issuer in open market transactions from January 20, 2015 through January 29, 2015 for $23,154,681.58 ( "Sales"). Following the Sales,
the Reporting Persons hold, in the aggregate, 1,674,952 shares of Common Stock. Please see Item 5(c) below.

Item 5.	Interest in Securities of the Company

Item 5 is amended and restated in its entirety as follows:

(a) - (b) The Trading Fund beneficially owns 1,020,974 shares of Common Stock, representing 3.04% of the Issuer's outstanding Common Stock, Partners Fund III beneficially owns 32,148 shares of Common Stock, representing .10% of the Issuer's outstanding Common Stock, and the Partners Fund beneficially owns 621,830 shares of Common Stock, representing 1.85% of the Issuer's outstanding Common Stock. Collectively, the Reporting Persons beneficially own 1,674,952 shares of Common Stock, representing 4.98% of the Issuer's outstanding Common Stock.

	Brookside Investors, as the sole general partner of the Partners Fund, may be deemed to share voting and dispositive power with respect to 621,830 shares of Common Stock currently held by the Partners Fund, representing
1.85% of the shares of the Issuer's outstanding Common Stock. Brookside Investors II, as the sole general partner of the Trading Fund, may be deemed to share voting and dispositive power with respect to 1,020,974 shares of Common Stock currently held by the Trading Fund, representing approximately
 3.04% of the Issuer's outstanding Common Stock. Brookside Investors III, as the sole general partner of the Partners Fund III, may be deemed to share voting and dispositive power with respect to 32,148 shares of
Common Stock currently held by the Partners Fund III, representing approximately .10% of the Issuer's outstanding Common Stock. The filing of this Statement shall not be construed as an admission that Brookside Investors, Brookside Investors II and Brookside Investors III are, for
the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by the Partners Fund, the Trading Fund and Partners Fund III.

	Brookside Management, as the sole general partner of Brookside Investors, Brookside Investors II and Brookside Investors III, may be
 deemed to share voting and dispositive power with respect to 1,674,952 shares of Common Stock currently held by the Partners Fund, the Trading
Fund and Partners Fund III, representing 4.98% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Partners Fund, the Trading Fund and Partners Fund III.

(c)	The following is a list of the Sales in multiple market transactions:

Entity
Date of
Transaction
Number of
Shares
Price Per
Share
Brookside Capital Partners Fund, L.P.
01/20/15
10,676
59.868
Brookside Capital Trading Fund, L.P.
01/20/15
17,524
59.868
Brookside Capital Partners Fund III, L.P.
01/20/15
552
59.868
Brookside Capital Partners Fund, L.P.
01/21/15
17,817
58.520
Brookside Capital Trading Fund, L.P.
01/21/15
29,247
58.520
Brookside Capital Partners Fund III, L.P.
01/21/15
921
58.520
Brookside Capital Partners Fund, L.P.
01/22/15
43,182
54.438
Brookside Capital Trading Fund, L.P.
01/22/15
70,885
54.438
Brookside Capital Partners Fund III, L.P.
01/22/15
2,233
54.438
Brookside Capital Partners Fund, L.P.
01/23/15
23,733
55.646
Brookside Capital Trading Fund, L.P.
01/23/15
38,959
55.646
Brookside Capital Partners Fund III, L.P.
01/23/15
1,227
55.646
Brookside Capital Partners Fund, L.P.
01/26/15
20,524
55.440
Brookside Capital Trading Fund, L.P.
01/26/15
33,690
55.440
Brookside Capital Partners Fund III, L.P.
01/26/15
1,061
55.440
Brookside Capital Partners Fund, L.P.
01/27/15
13,144
54.863
Brookside Capital Trading Fund, L.P.
01/27/15
21,576
54.863
Brookside Capital Partners Fund III, L.P.
01/27/15
680
54.863
Brookside Capital Partners Fund, L.P.
01/28/15
16,294
54.062
Brookside Capital Trading Fund, L.P.
01/28/15
26,748
54.062
Brookside Capital Partners Fund III, L.P.
01/28/15
842
54.062
Brookside Capital Partners Fund, L.P.
01/29/15
9,245
54.911
Brookside Capital Trading Fund, L.P.
01/29/15
15,177
54.911
Brookside Capital Partners Fund III, L.P.
01/29/15
478
54.911



(d) 	Except as otherwise described in this Item 5, no one other than the
 Partners Fund, the Trading Fund and Partners Fund III has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Partners Fund, the Trading Fund and Partners Fund III.

(e)	 This statement is being filed to report that as of January 29,
2015, the Reporting Persons ceased to be a beneficial owner of more than five percent of Issuer's Common Stock.



SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 30, 2015


                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
                          Name: Matthew McPherron
                          Title: Managing Director



                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
                          Name: Matthew McPherron
       Title: Managing Director




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